SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No 35)
Under the Securities and Exchange Act of 1934


 AMERICAN MUNICIPAL TERM TRUST, INC. II
(BXT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

027653104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.













ITEM 1	Security and Issuer
		Common Stock
		American Municipal Term Trust, Inc. II
		US Bancorp, Piper Jaffray
       800 Micollet Mall
		Mail St# J1012057
		Minneapolis, MN   55402-7020
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BXT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BXT fit the investment guidelines for various
		accounts.  Shares have been acquired since August 12, 1993.
ITEM 5 	Interest in Securities of the Issuer
a)	As of the date of this Report, KIM owns 1,205,875 shares, which
represents 16.39% of the outstanding Shares.   George W. Karpus,
       (President of KIM) presently owns 33,650 shares purchased on March
       31, 1997 at $10.625 per share (1000 shares), June 20 & 23 at $10.875 per share (2000 shares), July 2 at $10.75 per share (100 shares), August
       25 at $11.00 per share (2000 shares), August 10,1998 at $11.1875 per share (1400 shares), March 9 at $11.375 (2000 shares),  August 16, 17,
       & 18 at $10.4325 (8300 shares), August 24, 25, & 28 at $10.56 (10,000 shares),  September 28, 2000 at $10.4375 (1700 shares), June 27,
2001 at $10.78 (1650 shares), and July 2 at $10.80 (1000 shares), 3 at
$10.80 (2000 shares), at $10.79 (2000 shares), 16 at $10.81 (5000 shares, at $10.82 (2350 shares).  He sold 5000 shares on May 11, 2000 at $10.1875 per share, December 14, 18, & 22 at $10.50 per share (3500 shares),  June 4 at $10.76 (175 shares) and June 18, 2001 at $10.76
175shares).  JoAnn Van Degriff (Vice President) currently owns 1800 shares purchased August 28 & 29, 2001 at $10.84 per share (600 shares),
September 20 and 25 at $10.66 per share (400 shares), October 11 at
$10.65 (200 shares), 12 & 16 at $10.63 (400 shares) and 22 at $10.60
(100 shares), and November 29 at $10.63 (100 shares).  Karpus
Management, Inc.owns 11,400  shares purchased on August 12, 1993 at a price of $10.625 per share (1000 shares), November 22, 1999 at
$10.1875 per share (2000 shares),  January 31, 2001 at $10.66 per share (8,000 shares),  May 30 at $10.74 (500 shares), and sold 50 shares on June 4 and 50 shares on June 18, 2001 at $10.76.
None of the other principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c)The first open market purchase occurred on August 12, 1993. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
11/9/2001
1100
10.64

12/3/2001
1500
10.6
11/12/2001
3500
10.64

12/13/2001
2000
10.56
11/13/2001
400
10.64

12/21/2001
2500
10.56
11/16/2001
11500
10.6

12/26/2001
1000
10.55
11/26/2001
3000
10.6

12/27/2001
1000
10.45
11/27/2001
10000
10.6




       The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BXT
		securities.

ITEM 7	Materials to be Filed as Exhibits
	Not applicable.





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete,
and correct.						Karpus Management, Inc.


January 8, 2002 			             By_______________________
         Date						        Signature
						    George W. Karpus,  President
             Name/Title